EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES.

	9 Months Ended 6/28/2009	Year Ended 9/30/2008	Year Ended 9/30/2007	Year Ended 9/30/2006	Year Ended 9/30/2005	Year Ended 9/30/2004
Earnings	$54.8	$(685.9)	$(251.4)	$(285.0)	$203.3	$156.2
Fixed charges	$164.6	$256.5	$275.9	$200.1	$150.3	$72.0
Ratio of earnings to fixed charges	0.3	(2.7)	(0.9)	(1.4)	1.4	2.2
Earnings deficiency below ratio of 1:1	$109.8	$942.4	$527.3	$485.1	Not Applicable	Not Applicable

Calculation of earnings:

- (Loss) Income from continuing operations before taxes	$(93.8)	$(914.9)	$(507.2)	$(460.9)	$69.2	$90.5
- Fixed charges	148.6	229.0	255.8	175.9	134.1	65.7
- Amortization of capitalized interest	—	—	—	—	—	—
- Distributed income of equity investees	—	—	—	—	—	—
Less:
- Capitalized interest	—	—	—	—	—	—
- Preference security dividend requirements	—	—	—	—	—	—
- Non controlling interest in pre-tax income of subsidiaries	—	—	—	—	—	—

Total earnings	$54.8	$(685.9)	$(251.4)	$(285.0)	$203.3	$156.2

Calculation of fixed charges:

- Interest expense including amortizations	$148.6	$229.0	$255.8	$175.9	$134.1	$65.7
- Capitalized interest	—	—	—	—	—	—
- Estimate of interest within rental expense	16.0	27.5	20.1	24.2	16.2	6.3
- Preference security dividend requirements	—	—	—	—	—	—

Total fixed charges	$164.6	$256.5	$275.9	$200.1	$150.3	$72.0